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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB&T Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section FEB 27 2009 Washington, DC 103

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 8th Floor
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren L. Earnhardt 704.954.1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP.
(Name – *if individual, state last, first, middle name*)

214 North Tryon Street, Suite 3600, Charlotte NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Darren L. Earnhardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed this 19th day of February 2009
Mecklenburg County, North Carolina

D Earnhardt
Signature

Chief Financial Officer
Title

Katherine F. Pagano
Notary Public
My commission expires May 2, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking & Trust Company)
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Board of Directors and Shareholder of
BB&T Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BB&T Investment Services, Inc. (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking & Trust Company)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 22,540,589
Securities owned, at fair value	9,995,489
Accrued interest receivable	4,511
Receivable from clearing broker	299,403
Commissions and fees receivable	2,632,896
Receivable from Parent	1,049,181
Furniture, equipment, software and leasehold improvements (less accumulated depreciation of $2,640,657)	1,101,863
Deferred tax asset	1,191,639
Other assets	1,708,405
Total assets	$ 40,523,976
Liabilities and Shareholder's Equity	
Accounts payable and other accrued liabilities	$ 677,550
Compensation payable	1,710,851
Deferred revenue	3,391,507
Total liabilities	5,779,908
Commitments and contingencies (Note 11)	
Shareholder's equity	
Common stock, no par value; 10,000 shares authorized; 10,000 shares issued and outstanding	700,000
Additional paid-in-capital	3,486,857
Retained earnings	30,557,211
Total shareholder's equity	34,744,068
Total liabilities and shareholder's equity	$ 40,523,976

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

BB&T Investment Services, Inc. (the "Company") is a wholly owned subsidiary of Branch Banking & Trust Company (the "Parent"), which is a wholly owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of North Carolina and is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company clears customer transactions with a clearing broker on a fully disclosed basis. The Company provides discount brokerage services, mutual funds, government and municipal bonds and fixed and variable rate insurance annuity products to customers located primarily in the Southeast region of the United States of America. The Company is also registered as an investment adviser with the State of North Carolina.

2. Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Customers' transactions, including related commission income, expense and clearing costs, are recorded on a trade date basis.

Valuation Policy
The Company adopted the Statement of Financial Accounting Standards No. 157, "*Fair Value Measurement*," ("SFAS No. 157") effective January 1, 2008. SFAS No. 157, which provides a framework for measuring fair value, requires that an entity determine fair value based on the principal market for the asset or liability being measured. Refer to note 10 for additional information.

Commission and Trailer Fee Income
Commissions received from sales of annuity products, mutual funds and securities are recognized as earned. Trailer fee income is recognized as earned and represents fees pursuant to mutual fund shareholder administration and servicing distribution plans.

Deferred Revenue
The Company receives income from an affiliated entity for the sale of a fee-based product, which contains a redemption provision that is exercisable by the client. The maximum redemption provision period is 3 years from the sale of the product. Upon the receipt of commissions related to the sale of the product, deferred revenue is recorded and subsequently recognized into income over a period from inception through the expiration of the redemption option. If the redemption provision is exercised by the client prior to expiration, an amount equal to the unearned revenue is refunded to the affiliated entity. Refer to Note 7 for additional information.

Related to the sale of this product, commissions are paid to the Company's sales agents at the inception of the contract. A prepaid asset is recorded and subsequently recognized as commission expense over a period from inception through the expiration of the redemption option. If the redemption provision is exercised by the client prior to expiration, any unearned commission compensation on the part of the sales agent is deducted from that sales agent's future compensation. The prepaid asset associated with these commissions for the year ended December 31, 2008 was $1,079,151 and is included in other assets on the statement of financial condition.

Interest Income
Interest income on securities and cash equivalents is recognized in interest income on an accrual basis.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents including investments in certain money market mutual funds of affiliated entities.

Securities Owned
Securities owned represent U.S. Treasury obligations held by the Company with its clearing broker. These securities are reported at fair value. All purchases and sales are recorded on a trade date basis.

Furniture, Equipment, Software and Leasehold Improvements
Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Software is for internal use only. Furniture, equipment and software are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.

Income Taxes
There are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statement. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. The amount of current tax or benefit calculated is either remitted to or received from the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method. The Company has evaluated the requirements of FIN 48 and did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2008.

Effects of New Accounting Pronouncements
In October 2008, the Financial Accounting Standards Board ("FASB") issued Financial Statement Position FAS 157-3, "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*," ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have a material impact on the Company's financial statement.

3. Securities Owned

The Company invests a portion of its excess cash in U.S. Treasury bills with average maturities of 6 months or less. At December 31, 2008, the Company held U.S. Treasury bills with a fair value of $9,995,489, which is a Level 2 investment in the fair value hierarchy, as defined by SFAS 157, given the fair value is based on quoted prices, which are observable inputs, for similar assets in active markets.

4. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements consist of the following:

	Estimated Useful Life	
Furniture	10 years	$ 427,827
Equipment	2–5 years	3,129,480
Leasehold improvements	2–5 years	5,550
Software	2–5 years	179,663
		3,742,520
Less: Accumulated depreciation and amortization		(2,640,657)
		$ 1,101,863

5. Receivable From Clearing Broker

Amounts receivable from the clearing broker of $299,403 primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company has entered into an agreement with a broker-dealer whereby the broker acts as the Company's clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers secured by the customers' securities, clears transactions and acts as custodian. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company a fee earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs, which is included in clearance and service contract costs in the statement of operations. The Company uses the clearing broker's systems to support daily operations.

The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines. Outstanding margin balances held by the clearing broker related to the Company's customers were approximately $8,044,724 at December 31, 2008.

6. Commissions and Fees Receivable

The Company executes a substantial amount of its customer transactions directly with various mutual fund and annuity companies. As agent, and pursuant to selling and distribution arrangements, the Company receives commission and fee income directly from the respective mutual fund or annuity companies, including affiliated entities.

7. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and other affiliated companies. These transactions arise in the normal course of business and are summarized below. Receivables from and payables to affiliates represent amounts due from and to affiliate companies which are expected to be settled in the normal course of business.

Cash and Cash Equivalents

The Company had $1,953,101 of cash on deposit with the Parent at December 31, 2008 that is non-interest bearing. The Company had $20,587,488 in a money market mutual fund of an affiliated entity. The money market mutual fund is a Level 1 investment in the fair value hierarchy, as defined by SFAS 157, as the value is based on quoted prices in active markets for identical assets.

Receivable from Parent

The Company had $1,049,181 of intercompany receivables from the Parent at December 31, 2008, which is presented in the statement of financial condition.

Dividend Declared and Paid to Parent

In 2008, the Company declared and paid a dividend to the Parent in the amount of $30,000,000.

Parent Services

The Parent provided certain management, operational, finance and other support services to the Company for the year ended December 31, 2008. The Parent allocates certain costs to the Company for rent and communication costs based on usage. The Parent also allocates related costs to the Company for certain qualified retirement and defined contribution plans, as well as providing health care and life insurance benefits. Refer to Note 9 for additional information.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

Revenue

The Company receives shareholder servicing, distribution and sales commissions from the third-party distributor to the BB&T Funds (the "Funds"). The Funds are sponsored and advised by an affiliate of the Company.

The Company holds the licenses of certain BB&T Insurance representatives selling Variable Universal Life Insurance. As part of this agreement, the company retains 5% of commissions generated.

The Company acts as sales agent for the Elite MSP product, which is advised and managed by an affiliate. Commission payments were received from sales of this product in 2008, of which $1,327,965 was deferred as of December 31, 2008. Also included in the deferred revenue balance on the statement of financial condition as of December 31, 2008 was $2,063,542 from sales in 2006 and 2007.

Equity-Based Compensation
For the year ended December 31, 2008, compensation costs were allocated to the Company by the Corporation related to equity-based compensation in accordance with SFAS 123R.

8. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included in the statement of financial condition, and deferred tax liabilities at December 31, 2008, are presented below:

Deferred tax assets	
Equity-based compensation	$ 428,019
Unearned income	1,386,655
Total deferred tax assets	1,814,674
Deferred tax liabilities	
Depreciation	(200,499)
Prepaid expense	(422,536)
Total deferred tax liabilities	(623,035)
Net deferred tax asset	$ 1,191,639

The Company has no valuation adjustment for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

9. Employee Benefit Plans and Compensation Payable

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation. The Corporation allocated expenses to the Company for its matching contribution for the plan during the year.

In addition to providing retirement benefits, the Corporation provides health care and life insurance benefits for active and retired employees. Substantially all of the Corporation's

employees may become eligible for postretirement benefits if they reach early retirement age while employed by the Corporation and they have the required number of years of service. Under the Corporation's current plan, eligible retirees are entitled to a fixed dollar amount benefit based on years of service. Additionally, certain current retirees are eligible for different benefits attributable to prior plans. The Company had approximately 350 covered employees at December 31, 2008. The Corporation allocated expenses for health care and life insurance benefits to the Company for the year ended December 31, 2008.

10. Fair Value of Financial Instruments

SFAS No. 157 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. SFAS No. 157 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Company holds a money market mutual fund with a fair value of $20,587,488 that is measured as a Level 1 asset.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company holds a U.S. Treasury Bill with a fair value of $9,995,489 that is measured as a Level 2 asset.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. During 2008 there were no Level 3 fair value items.

11. Commitments and Contingencies

In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker on a fully disclosed basis. The clearing broker may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company has the right to pursue collection or performance from customers who do not perform under their contractual obligation. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business. For the year ended December 31, 2008, there have been no such unsecured losses recognized by the Company. In addition, the Company is unable to reasonably forecast future losses that could occur as a result of a customer's failure to complete a transaction.

Additionally, clients may carry margin balances with the clearing broker. In the indemnity agreement between the clearing broker and the Company, the Company would be held liable in the event of client default in this extension of credit. Margin balances are secured by securities in the client account and are maintained within house maintenance requirements. To date, there have been no losses associated with this activity.

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. Management believes that there are no accruals required for regulatory matters.

Due to the nature of its business, the Company is subject to various threatened or pending legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon legal advice of counsel, does not expect the final outcome of threatened or pending suits to have a material adverse effect on its financial position or results of operations.

These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit quality of the customer or issuer of the instrument held as collateral.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2008, the Company's net capital under the rule was $27,016,904 which was $26,631,577 in excess of the minimum required net capital of $385,327.

BB&T Investment Services, Inc.

(A wholly owned subsidiary of Branch Banking & Trust Company)

Statement of Financial Condition

December 31, 2008